September 10, 2024

VIA EDGAR

Securities and Exchange Commission

Office of Registration and Reports

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds

(Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.	Bond No. 87002124B (the “Bond”) issued by the ICI Mutual Insurance Company of Washington, DC in the amount of $40,000,000 covering the period July 31, 2024 through July 31, 2025 (EXHIBIT 99-1);

2.

A certified copy of resolutions adopted by a majority of the Trustees who are not “interested persons” of each of the registrants, at a meeting held on July 23, 2024, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each registrant (EXHIBIT 99-2);

3.

A statement showing the amount of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under a joint insured bond based on its gross assets as of June 30, 2024 (EXHIBIT 99-3); and

5.	A copy of the Fidelity Bond Premium and Coverage Allocation Agreement, effective as of August 1, 2024, by and among the joint insureds under the Bond (EXHIBIT 99-4).

The Bond provides total fidelity coverage of $40,000,000 for 28 registrants associated with Amundi Asset Management US, Inc.

The premium associated with coverage under the Bond has been paid for the period from July 31, 2024 to July 31, 2025.

Please contact me at 617-422-4952 should you have any questions or require additional information.

Very truly yours,

/s/ Christopher J. Kelley
Christopher J. Kelley
Secretary, Pioneer Funds

Enclosures

CC:	John Johnson, Esq.

Roger Joseph, Esq.

Toby Serkin, Esq.

Attachment A

Registrant	Investment Company Act Registration Number
1. Pioneer Core Trust I	811-23613
2. Pioneer Asset Allocation Trust	811-21569
3. Pioneer Bond Fund	811-02864
4. Pioneer Diversified High Income Fund, Inc.	811-22014
5. Pioneer Equity Income Fund	811-08657
6. Pioneer Floating Rate Fund, Inc.	811-21654
7. Pioneer Fund	811-01466
8. Pioneer High Income Fund, Inc.	811-21043
9. Pioneer High Yield Fund	811-09685
10. Pioneer ILS Interval Fund	811-22987
11. Pioneer Mid Cap Value Fund	811-06106
12. Pioneer Money Market Trust	811-05099
13. Pioneer Municipal High Income Fund, Inc.	811-21321
14. Pioneer Municipal High Income Advantage Fund, Inc.	811-21409
15. Pioneer Municipal High Income Opportunities Fund, Inc.	811-23699
16. Pioneer Series Trust II	811-21460
17. Pioneer Series Trust III	811-21664
18. Pioneer Series Trust IV	811-21781
19. Pioneer Series Trust V	811-21823
20. Pioneer Series Trust VI	811-21978
21. Pioneer Series Trust VII	811-10395
22. Pioneer Series Trust VIII	811-07318
23. Pioneer Series Trust X	811-21108
24. Pioneer Series Trust XI	811-01835
25. Pioneer Series Trust XII	811-08547
26. Pioneer Series Trust XIV	811-09223
27. Pioneer Short Term Income Fund	811-21558
28. Pioneer Variable Contracts Trust	811-08786